July 17, 2009

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Morgan Stanley Institutional Fund of Hedge Funds LP (File No. 811-10593) (the “Fund”)

Dear Mr. Greene:

Thank you for your telephonic comments regarding recent tender offer filings made by each Fund. Below, we set forth our responses to your comments. All page numbers and sections referenced below refer to the tender offer documents filed by the Fund on April 16, 2009 (File No. 005-79001). Any changes to be made in response to your comments will be made in subsequent filings for tender offers to be conducted by the Fund, starting with the Fund’s tender offer filings on July 17, 2009.

GENERAL

Comment 1.	In connection with future tender offer filings, please include a transmittal letter with the filing that contains the contact information of a person to be contacted with any comments.

Response 1. The Fund will include a transmittal letter in connection with future filings of tender offer documents containing the contact information of a person to be contacted with any comments.

OFFER TO PURCHASE

Comment 2.	In the second bullet on page B-7, the language is unclear as to whether the minimum balance requirement with respect to a tendering limited partner is the greater of (a) the applicable percentage of the limited partner’s capital account balance or (b) the otherwise applicable minimum account balance. Please consider revising the disclosure in that bullet and in the following bullet to clarify how the minimum balance requirement is calculated.

Response 2. The disclosure has been revised to clarify that the minimum balance requirement is in fact the greater of (a) the applicable percentage of the limited partner’s capital account balance or (b) the otherwise applicable minimum account balance.

Comment 3.	The fourth bullet point on page B-7 of the Offer to Purchase refers to “this Letter of Transmittal.” Please correct the reference.

Response 3. The language has been corrected to refer to “the Letter of Transmittal.”

Comment 4.	In the second paragraph in Section 8, item (v) stipulates that the Fund has determined that “the military actions involving the United States in Iraq and Afghanistan” are not material to the Fund and thus do not qualify under such item (v) as events which may allow the Fund to cancel the tender offer, amend the tender offer or postpone accepting tenders made under the tender offer. Please disclose whether the Fund has made a similar determination with respect to recent military activities in Pakistan.

Response 4. The disclosure has been revised to clarify that the Fund’s determination applies to military actions in Iraq, Afghanistan and the surrounding regions (and thus includes Pakistan).

As you have requested and consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Clifford Chance, Richard Horowitz at (212) 878-8110 or Jeremy Senderowicz at (212) 818-3412, or me at (610) 940-4639. Thank you.

Best regards,

/s/ John F. Cacchione
John F. Cacchione

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